UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
PUERTO RICO RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

HOSPIRA PUERTO RICO RETIREMENT SAVINGS PLAN
UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

CONTENTS

Hospira Puerto Rico Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010
(Unaudited)

	2011	2010
Assets		
Cash	$ 4	$ -
Investments, at fair value	506,415	632,442
Receivables		
Employer contributions	-	76
Employee contributions	-	45
Notes receivable from participants	40,576	45,287
Total receivables	40,576	45,408
Net Assets Available for Benefits at Fair Value	546,995	677,850
Adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts	(13)	45
NET ASSETS AVAILABLE FOR BENEFITS	$ 546,982	$ 677,895

The accompanying notes are an integral part of these statements.

Hospira Puerto Rico Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2011
(Unaudited)

Additions	
Contributions	
Employer	$ 55,460
Participant	70,736
Total contributions	126,196
Investment income (loss)	
Net depreciation in fair value of investments	(252,793)
Interest and dividends	3,829
Net investment loss	(248,964)
Interest income on notes receivable from participants	1,364
Net additions to net assets	(121,404)
Deductions	
Benefits paid to participants	9,459
Other expenses	50
Total deductions from net assets	9,509
NET DECREASE IN NET ASSETS	(130,913)
Net assets available for benefits	
Beginning of year	677,895
End of year	$ 546,982

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a profit sharing plan containing a cash or deferred arrangement qualified under the applicable sections of the Internal Revenue Code for a New Puerto Rico, ("PR-Code") and was established effective August 1, 2005 by the Plan sponsor, Hospira Puerto Rico, LLC (the "Company"), whose sole member is Hospira, Inc. ("Hospira").

In general, Puerto Rico employees of the Company may voluntarily participate in the Plan as of the first day of the payroll period immediately following the date of hire. Seasonal employees may join the Plan after one year of employment is completed. Leased employees, independent contractors, employees subject to a collective bargaining agreement, employees considered United States expatriates and employees who do not perform services primarily in Puerto Rico are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Banco Popular de Puerto Rico serves as trustee of the Plan's trust, the Hospira Puerto Rico Retirement Savings Trust.

Contributions and Vesting

Eligible employees electing to participate may contribute from 2% to 18% of their eligible compensation in whole percentages to the Plan, subject to certain limitations. Eligible compensation is an employee's regular base pay, including overtime as well as shift differentials, paid absences, and sales commissions. Subject to the annual limits set by PR-Code, participants may choose to make their contributions from either pretax compensation, after-tax compensation, or both. Participant contributions may be invested in any or all of the investment options.

Eligible employees who have not provided their elections to participate in the Plan within 60 days of employment will be automatically enrolled in the Plan and have 3% of their compensation contributed to the Plan on a pre-tax basis. These contributions will be invested in a default fund until such employees make different elections. The contribution percentage may be changed at any time. Employees that do not wish to be automatically enrolled may opt out of the Plan.

The Company contributes 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and contributes 6% of a participant's eligible compensation for any participant who contributes at least 3% of their

NOTE A - DESCRIPTION OF THE PLAN – Continued

Contributions and Vesting – Continued

compensation. Employer contributions are invested each pay period according to the employee's investment elections.

For participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. In addition, those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or legal limits.

The Plan offers the following investment options: Hospira common stock, JPMorgan Stable Asset Income Fund, JPMorgan SmartRetirement Income Funds, SSgA S&P 500 Fund, American Funds EuroPacific Growth Fund, AllianceBernstein Small-Mid Cap Value Fund, Victory EB Diversified Stock Fund, PIMCO Total Return Fund, and Buffalo Small Cap Fund.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own and Company contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or as direct rollovers, as applicable. Also, participants with account balances of more than $5,000, exclusive of any rollovers, may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2. Interest, dividends and other earnings will continue to accrue on such deferred amounts. While actively employed, participants are permitted to withdraw their after-tax contributions only, subject to certain limitations.

NOTE A - DESCRIPTION OF THE PLAN – Continued

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, allocations of fund earnings or losses and any applicable administrative fees.

Notes Receivable from Participants

Participants may borrow from their pre-tax accounts amounts not to exceed the lesser of 50% of all of their Plan accounts or $50,000, subject to limitations and restrictions. Participants pay interest on such borrowings at an interest rate of the prime rate as reported in *The Wall Street Journal* on the first day of the calendar month in which the loan is initiated. Loans, limited to two per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to 15 years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving the Company during the repayment period, the balance of the outstanding loan must be repaid.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common/collective fund, JPMorgan Stable Asset Income Fund, as of December 31, 2011 and 2010. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective fund as well as the adjustment of the investment in the common/collective fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Guidance

In January 2010, the Financial Accounting Standards Board ("FASB") amended the fair value measurements and disclosures by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which were effective for fiscal years beginning after December 15, 2010. As of December 31, 2011 all aspects of the amendment have been adopted and this amendment did not have a material impact on the Plan's financial statements.

Investment Valuation

The Plan's investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan's management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.

2. Quoted prices for identical or similar assets or liabilities in inactive markets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end, which is obtained from an active market.

Common/collective funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that is not active.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

The following tables present the Plan's investments by level within the fair value hierarchy as of December 31, 2011 and 2010:

Description	December 31, 2011	Fair Value Measurements at Reporting Date, Using: Quoted prices in active markets for identical items (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common stock				
Hospira	$ 306,639	$ 306,639	$ -	$ -
Mutual funds				
International Bond Fund	3,951	3,951	-	-
International Equity Fund	10,207	10,207	-	-
Small Cap Growth Fund	2,819	2,819	-	-
Mid Cap Value Fund	4,155	4,155	-	-
Total mutual funds	21,132	21,132	-	-
Common/collective funds				
Index Funds (a)	142,171	-	142,171	-
Large Cap Funds (b)	36,473		36,473	
Total assets at fair value	$ 506,415	$ 327,771	$ 178,644	$ -

Description	December 31, 2010	Fair Value Measurements at Reporting Date, Using: Quoted prices in active markets for identical items (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common stock				
Hospira	$ 485,809	$ 485,809	$ -	$ -
Mutual funds				
Large Cap Value Fund	5,378	5,378	-	-
Bond Fund	2,465	2,465	-	-
Large Cap Growth Fund	11,203	11,203	-	-
International Equity Fund	5,173	5,173	-	-
Small Cap Growth Fund	2,506	2,506	-	-
Mid Cap Value Fund	3,480	3,480	-	-
Total mutual funds	30,205	30,205	-	-
Common/collective funds				
Index Funds (a)	116,428	-	116,428	-
Total assets at fair value	$ 632,442	$ 516,014	$ 116,428	$ -

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

The common/collective funds are comprised of several index funds which do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The investment strategy of these index funds is to match or outperform benchmark indices. The underlying asset allocation of a fund becomes more conservative as a participant approaches retirement, as well as to maintain an optimal portfolio construction. Redemption from the funds is permitted daily.
(b) The investment strategy of these funds is to match or outperform the S&P 500 Index by seeking long-term growth of capital and using a combination of value and growth-oriented investing. Redemption is permitted daily except for a redemption restriction exists for the SSgA S&P 500 Fund, Class C fund with a fair value of $10,587 and $4,692 at December 31, 2011 and 2010, respectively, in the form of an accumulated withdrawal right. Under this restriction, the Plan may accumulate an amount equal to 4% per month of holdings that would be eligible for redemption at the NAV. The 4% per month accumulates whether or not the Plan elects to redeem the eligible portion accrued. As of December 31, 2010, 88% of the holdings were eligible for redemption and the holdings were fully redeemable in April 2011.

Investment Income

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010, are as follows:

	2011	2010
Hospira common stock	$306,639	$485,809
JPMorgan SmartRetirement 2030 Fund	102,483	84,056

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$ (241,332)
Mutual funds	(11,635)
Common/collective funds	174
Net depreciation	$(252,793)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of JPMorgan, the custodian of the Plan's assets; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and applicable law. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE F - TAX STATUS

The Puerto Rico Department of the Treasury has determined and informed the Company, by a letter dated September 5, 2006, that the Plan and related trust are designed in accordance with applicable sections of the PR-Code. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the PR-Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE G – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$ 546,982	$ 677,895
Less adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts	13	(45)
Net assets available for benefits per the Form 5500	$ 546,995	$ 677,850

The following is a reconciliation of net decrease per the statement of changes in net assets available for benefits for the year ended December 31, 2011 to the Form 5500:

Net decrease per the financial statements	$ (130,913)
2010 adjustment from contract value to fair value for interest in common/collective fund relating to fully benefit responsive investment contracts	45
2011 adjustment from contract value to fair value for interest in common/collective fund relating to fully benefit responsive investment contracts	13
Net decrease per the Form 5500	$ (130,855)

Investments in common/collective funds are required to be reported at fair value on the Form 5500.

NOTE H – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2011 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

NOTE H – SUBSEQUENT EVENTS - Continued

Effective January 1, 2012, the annual total added to a participant's account of participant pre-tax and after-tax contributions and employer contributions shall not exceed the lesser of $49,000 or 100% of the participant's compensation.

Effective July 1, 2012, the Plan's custodian will change from JPMorgan to T. Rowe Price Trust Company.

SUPPLEMENTAL SCHEDULE

Hospira Puerto Rico Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2011
(Unaudited)

Identity of party involved/ description of asset	Cost (a)	Current value
Common Stock		
*Hospira, Inc., common shares		
10,097 shares		$ 306,639
Mutual funds		
Alliance Bernstein Small-Mid Cap Value Fund, Class I shares; 274		4,155
American Funds EuroPacific Growth Fund, Class R5 shares; 291		10,207
Buffalo Small Cap Fund, Shares; 113		2,819
PIMCO Total Return Fund, Shares; 363		3,951
Common/Collective funds		
*JPMorgan SmartRetirement 2010 Fund Institutional shares; 150		2,214
*JPMorgan SmartRetirement 2020 Fund Institutional shares; 690		10,072
*JPMorgan SmartRetirement 2030 Fund Institutional shares; 7,279		102,483
*JPMorgan SmartRetirement 2040 Fund Institutional shares; 1,590		22,158
*JPMorgan Stable Asset Income Fund Units; 13		5,244
SSgA S&P 500 Fund, Class C shares; 429		10,587
Victory EB Diversified Stock Fund Shares; 1,791		25,886
Cash		4
*Participants notes receivable, 3.25%		40,576
		$ 546,995

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Puerto Rico Retirement Savings Plan
(Name of Plan)

Date: June 28, 2012

Bakir Vitehskich,
Vice President, Total Rewards